United States
Securities and Exchange Commission
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: March 20th, 2003	By:	/s/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

2002 Pro Forma Net Sales and Income from Operation
based on new reporting structure

Paris, March 18, 2003 – Alcatel (Paris : CGEP.PA and NYSE : ALA) announced on January 14, 2003 a new internal organization based on a market segmental approach with three business segments: Fixed Communications Group, Mobile Communications Group and the Private Communications Group.

From Q1 2003 results announcement on April 29, 2003 and onwards, Alcatel reporting will be presented in accordance with these new segments. In order to make comparisons easier, the tables below give pro forma unaudited financial information of Alcatel for 2002 on a quarterly basis.

1) Net Sales 2002

In millions of euros	Q1	Q2	Q3	Q4	2002

Fixed Communications	2,132	2,096	1,583	2,011	7,822
Mobile Communications	1,176	1,110	973	1,283	4,542
Private Communications	1,141	1,151	1,042	1,330	4,664
Other and eliminations	(153)	(122)	(90)	(116)	(481)
Total Group	4,296	4,235	3,508	4,508	16,547

2) Income from operations 2002

In millions of euros	Q1	Q2	Q3	Q4	2002

Fixed Communications	(271)	(204)	(293)	(188)	(956)
Mobile Communications	(5)	28	50	131	204
Private Communications	(10)	36	35	105	166
Other and eliminations	(57)	(37)	(19)	(28)	(141)
Total Group	(343)	(177)	(227)	20	(727)

2001 pro forma net sales and income from operations should be communicated beginning of April.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications network equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO

16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Régine Coqueran/HQ	Tel: +33 (0)1 40 76 49 24	Regine.Coqueran@alcatel.fr

Alcatel Investor Relations
Claire Pedini	Tel: +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel: +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com